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                             December 23, 2022

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Room C, 19/F, World Tech Centre
       95 How Ming Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 7,
2022
                                                            File No. 333-266919

       Dear Andrew Lee:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form F-1 filed December 7, 2022

       Risk Factors
       We have a substantial customer concentration..., page 19

   1. Please clarify your disclosure regarding your significant customers for the fiscal year ended June 30, 2022.
For example, you state that had two major third-party customers but then list four
companies; you also identify VNET Group, Inc. and Diyixian.com Limited as a single third-party
customer. Additionally, you disclose that you have entered into two separate agreements
with Diyixian.com Limited but have filed only one of these
                                                        agreements as an
exhibit. Please tell us what consideration you gave to filing the other agreement as an
exhibit. Similarly, please file the agreements with your related party customers, Macro
Systems Limited and DataCube Research Center Limited, or explain
 Andrew Lee
Global Engine Group Holding Ltd
December 23, 2022
Page 2
      why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Finally, it appears that several agreements with your significant customers have expired or will terminate in 2022. Please address the risks to the company and how the company will be impacted when and if the agreements terminate.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Lee
                                                           Division of
Corporation Finance
Comapany NameGlobal Engine Group Holding Ltd
                                                           Office of Technology
December 23, 2022 Page 2
cc:       Arila Zhou
FirstName LastName